Exhibit 23.2

Consent of Independent Auditors

We consent to the use of our report dated February 15, 2021, with respect to the combined statements of financial condition of Dyal Capital Partners (the Company) (a business of Neuberger Berman Group LLC) as of December 31, 2020 and 2019, the related combined statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, included herein and to the reference to our firm in the second paragraph under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

October 1, 2021